SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

In accordance with Article 15 of the Electricity Business Act, which provides for, among others, electricity transmission and distribution network charges, the Provisions on the Usage of Transmission Facilities (the “Grid Code”) will be amended as of September 13, 2007. As a result of such amendment, six power generation subsidiaries (the “GENCOs”), each of which is wholly-owned by Korea Electric Power Corporation (“KEPCO”), will pay transmission network construction charges to KEPCO for the past and present use of KEPCO’s electricity transmission network.

Based on the transmission network construction charges estimated as of June 30, 2007, the aggregate amount of the transmission network construction charges that the GENCOs are expected to pay to KEPCO for the period from July 1, 2007 through December 31, 2034 is KRW 1,608 billion, of which KRW 235 billion is expected to be the amount payable for 2007.

Such payments will not have any material impact on KEPCO’s results of operation or financial condition on a consolidated basis.

KEPCO is obligated to invoice such charges in monthly installments subject to the following conditions:

•	For transmission connection facilities whose construction began prior to July 11, 2001, billing to be made monthly during the remaining useful lives of such facilities; and

•	For transmission connection facilities whose construction began on or after July 12, 2001, billing to be made monthly during the entire construction period.

Further details are provided below:

Name of GENCOs

Korea Hydro & Nuclear Power Co. Ltd. (“KHNP”)

Korea Western Power Co. Ltd. (“KOWEPO”)

Korea South-East Power Co. Ltd. (“KOSEP”)

Korea Midland Power Co. Ltd. (“KOMIPO”)

Korea Southern Power Co. Ltd. (“KOSPO”)

Korea East-West Power Co. Ltd. (“EWP”)

Estimated aggregate payment amount	KRW 1,607,729,805,434

Estimated payment breakdown by GENCOs	KHNP: KRW 461,540,665,371 KOWEPO: KRW145,578,560,382 KOSEP: KRW 551,707,382,362 KOMIPO: KRW45,734,235,917 KOSPO: KRW125,209,891,739 EWP: KRW 277,959,069,663

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager

Date: August 20, 2007